SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2004

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                       RYANAIR TO EXPAND ROUTES IN ITALY
               OFFERS FREE FLIGHTS TO STRANDED VOLARE PASSENGERS

Ryanair, Europe's No.1 low fares airline today (Wednesday, 24th November 2004) announced expansion plans in the Italian market to assist the many hundreds of thousands of passengers disrupted as a result of the collapse of Volare on Friday evening last.

Ryanair's Deputy Chief Executive, Michael Cawley unveiled these plans at a press conference in Milan today which comprise:

        1.Ryanair announced a new twice daily service from Paris (Beauvais) to Venice (Treviso) which is Ryanair's 65th international route to and from Italy and means that Ryanair now flies on nine of the eleven international routes previously flown by Volare from Italy to other EU destinations. Ryanair is operating most of these routes with greater frequency and lower fares than those sold by Volare.

    Volare Routes            Ryanair Routes
    Milan-Barcelona          Milan (Bergamo)-Barcelona (Girona)
    Milan-Paris              Milan (Bergamo)-Paris (Beauvais)
    Milan-Prague             No Service
    Milan-Valencia           Milan (Bergamo)-Valencia

    Rome-Barcelona           Rome (Ciampino)-Barcelona (Girona)
    Rome-Paris               Rome (Ciampino)-Paris (Beauvais)
    Rome-Valencia            Rome (Ciampino)-Valencia

    Venice-Barcelona         Venice (Treviso)-Barcelona (Girona)
    Venice-Madrid            No Service
    Venice-Paris             Venice (Treviso)-Paris (Beauvais)

    Bologna-Paris            Venice (Treviso)-Paris (Beauvais)

        2.Ryanair has undertaken to offer free flights* to all passengers, booked to travel Volare, on any one of these routes, during the period from 1st December to 17th March next (excluding the peak Christmas period of 22nd Dec to 4th Jan - when many of Ryanair's flights are already sold out). Stranded Volare passengers can make a booking on these routes, from today (Wednesday 24th November 04) until midnight 2nd Dec 04,subject to availability by accessing
        Ryanair's website at www.ryanair.com, and entering a member mode by keying in their Volare web booking confirmation.
        Passengers will be offered a fare of EUR 0 and will only be obliged to pay Government taxes and airport charges for each of the relevant routes. There are a total of 400,000 seats available on these routes, and all bookings of these free flights will be on a first come first served basis and are subject to seat availability.

*Free flight = EUR zero fare but the passenger pays any relevant Government taxes and airport charges.

        3.Ryanair has invited all of the Italian airports affected by the collapse of Volare to meetings in Milan on Wednesday and Thursday of this week to discuss the possibility of Ryanair offering low fare domestic flights within Italy on those routes that were previously operated by Volare. Ryanair has undertaken that any passengers who have lost out as a result of the Volare collapse on domestic routes would be offered a similar period of free fares on any domestic routes subsequently launched by Ryanair in Italy.

Announcing details of this rescue package for stranded Volare passengers in Milan today, Ryanair's Deputy Chief Executive, Michael Cawley said:

        "Even before the collapse of Volare, Ryanair was already Italy's second largest and lowest fares airline. Our comprehensive network of international routes to and from Italy with the addition of this new Venice-Paris service means that we can offer all international passengers stranded by Volare a flight on a similar international route. Our offer of free flights (subject only to Government taxes and airport charges) will mean that these passengers will have the opportunity of travelling on their chosen route without losing the vast majority of the air fare paid to Volare, and we look forward to reuniting friends and families that may have been stranded by the unfortunate but inevitable demise of Volare".

        "Clearly a lot of Italian airports have lost significant traffic volumes as a result of Volare's collapse and we have invited all of these airports to meetings in Milan this week to see if we can help them to launch low fare domestic and international routes, to make up for the traffic they have lost as a result of Volare's collapse. Ryanair already flies to almost all of the airports in Italy previously served by Volare and we expect to announce further route expansion to and from these airports in the not too distant future subject to the successful conclusion of satisfactory agreements with these airports"

        "The collapse of Volare last week is the second significant collapse (V-Bird was the first) in the European low fares sector this Winter. Ryanair was the first to predict that there would be a bloodbath this Winter which would result in the collapse of loss making low fare airlines. With intense competition all over Europe and high oil prices, only the strongest low fares airlines will survive Volare will not be the last. Many other airlines talk about low fares, but none can match Ryanair's low fares, our punctuality or our customer service. We have enjoyed enormous growth in the Italian market over the past three years and we expect that Ryanair's pro-passenger response to the collapse of Volare will enable us to continue to grow and expand in the Italian market".



Ends.                            Wednesday, 24th November 2004

For further information
please contact:

Paul Fitzsimmons                 Pat Walsh
Ryanair                          Murray Consultants
Tel. 353-1-8121212               Tel. 353-1-4980300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 24 November 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director